Unicorp, Inc.
5075 Westheimer Road, Suite 975
Houston, Texas 77056
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September 14, 2007

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010

    Attn:    Anny Nguyen Parker, Branch Chief
        Division of Corporation Finance
        John Madison, Esq.

    Re:    Unicorp, Inc.
Amendment No. 1 to Registration Statement on Form SB-2
File No. 333-143846
Amended Registration Statement filed August 10, 2007

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated August 10, 2007 (the "Comment Letter") relating to the Registration Statement on Form SB-2 (the "Registration Statement") of Unicorp, Inc. (the "Company"). The answers set forth herein refer to each of the Staffs' comments by number.

We are filing herewith Amendment No. 2 to the Company's Registration Statement.

Form SB-2

General

1.
Ensure that, in future filings, your redline version marks all changes in the document. For example, over four dozen instances, you have indicated the change in name of Cornell Capital Partners to YA Global Investments, but failed to highlight any of these changes in the marked version.

Response

We will ensure that, in all future filings, our Edgarized redlined version marks all changes in the document. We apologize for any inconvenience on the first amendment.

2.	Please provide updated interim financial statements in accordance with Item 310 of Regulation S-B and correspondingly update all of the related disclosures in the Form SB-2.

Response

We have updated our registration statement on Form SB-2 to include the most recent financial statements as required by Item 310 of Regulation S-B and all related disclosures.

3.
We note your response to prior comment 3 and reissue it in part. In all places in the document where you discuss not registering a sufficient number of shares, please disclose the total number of shares that will need to be registered in connection with the May 17, 2007 secured convertible debenture financing pursuant to the registration rights agreement. Please also disclose, if true, that you will need to file additional registration statements to satisfy your obligation to register these securities.

Response

We have revised our disclosure to state as follows:

“As we are only registering 10,555,685 shares of common stock pursuant to this registration statement, this is not a sufficient number of shares if all of the secured convertible debentures are converted at this time. Pursuant to our registration rights agreement, we are required to register a sufficient number of shares issuable upon conversion of the convertible debentures and exercise of their warrants, which is currently 22,121,500 shares of common stock, however, the number of shares registered is not to exceed 30% of the issued and outstanding shares of our common stock (less any shares of common stock held by our affiliates) minus 10,000 shares of common stock. If required pursuant to our registration rights agreement and in accordance with SEC regulations, we will file additional registration statements in the future to register additional shares of common stock issuable upon conversion of the secured convertible debentures and/or exercise of the warrants.”

May 17, 2007 Secured Convertible Debenture Financing, page 2

4.
Please disclose in this section the number of shares of common stock issued and outstanding not held by any affiliates, which number was used in calculating the 10,555,685 shares being registered herein.

Response

We have revised our disclosure to include a statement that, “As of the filing deadline, we determined the number of shares of common stock issued and outstanding not held by affiliates to be 35,218,950.”

Risk Factors

Our Independent Registered Public Accounting Fin Has Identified Deficiencies..., page 8

5.
We note the added risk factor in response to prior comment 2. Please revise to adhere to the plain English guidelines set forth in Rule 421(d). In addition, in responding to the comments below relating to this risk factor, please make corresponding changes to your disclosure in the Form 10-QSB for June 30, 2007, as applicable.

Response

We believe that our risk factor complies with the plain English requirements set forth in Rule 421(d). We believe our disclosure uses short sentences; definite, concrete, everyday words; active voice; tabular presentation or bullet lists for complex material, whenever possible; no legal jargon or highly technical business terms; and no multiple negatives.

6.
Please revise the subheading to discuss the risk to investors stemming from the fact the your independent registered public accounting firm has identified deficiencies in your internal controls. In this regard, we refer you to the penultimate sentence of this risk factor.

Response

We have revised our subheading to indicate that an investment in our securities as a result of the deficiencies could be speculative and risky.

7.
You state that “we will take the following actions to enhance our internal controls, when funds are available to us, which we expect to occur by the end of fiscal 2007.” Please explain what you mean by “when funds are available to us.” Provide quantitative disclosure of your current financial situation, discuss the amount of funds needed for you to take the enumerated steps following this statement, and explain why you are not currently taking these steps. In addition, explain what steps you intend to take to remediate your deficiencies but currently are not taking due to lack of funds.

Response

We have modified the language to provide a clearer description of the status of our efforts to remedy our deficiencies. We have engaged an independent firm to assist us in our derivative analysis and calculations and we are currently seeking an accounting manager. We believe these actions will be sufficient and completed by the end of fiscal 2007.

8.
You state that you “will continue to assess the cost versus benefits of adding additional resources that would mitigate” the material weakness relating to the inadequate segregation of the financial reporting and accounting functions. Please clearly disclose whether you intend to hire additional personnel. Discuss the circumstances that might lead you to the conclusion that the costs of hiring this additional personnel would outweigh the benefits.

Response

Our language clearly indicates that we are currently seeking to hire at least one additional personnel. We have hired an accounting manager and management will continue to test our controls and procedures and segregation of duties to determine if additional personnel will be required. As for the circumstances in which we would decline to hire some as the costs outweigh the benefits, it is a fact and circumstances test involving multiple unknown quantities and qualities. We believe that we have provided a well-detailed risk factor that provides the investor with the appropriate information regarding our controls and procedures and our search for additional help at this time.

9.
Please delete the following language, which has the effect of mitigating and qualifying the risk you describe: “We cannot assure you that we will be able to maintain adequate controls over our financial processes and reporting.”

Response

We do not believe that this language mitigates or qualifies the risk at all. In fact, we believe this language serves as a further risk to investors that such actions we are currently taking and may take in the future may still not be enough to provide us with adequate controls over our financial processes and reporting, which would make their investment speculative and risky.

Selling Stockholder, page 42

10.
Please explain the numbers under the columns entitled “Beneficial Ownership Before the Offering” and “Percentage of Common Stock Owned Before the Offering” and the accompanying “**” notation. If these numbers are without regard to the 4.99% limitation, why does the beneficial ownership column not include, for example, the 8,121,500 shares of common stock issuable upon conversion of the warrants that were issued in connection with the May 17, 2007 transaction? Please note that the “Offering” relates to the offering of securities pursuant to this registration statement, not the private placement transaction whereby Ya Global Investments received these securities.

Response

We have revised this ** explanation, as there was a typographical error. It now reads, “These columns represent the aggregate maximum number and percentage of shares that the selling stockholder can own at one time (and therefore, offer for resale at any one time) due to its 4.99% limitation.”

11.
It does not appear that footnote 1 to the selling stockholder table is accurate. Revise to explain how you calculated the number of shares to be included in the prospectus, specifically referencing the limitation that the number must be 10,000 shares less than 30% of the public float. Consistent with comment 3 above, disclose the total number of shares that will need to be registered in connection with the May 17, 2007 secured convertible debenture financing.

Response

We have revised our disclosure to state:

“Pursuant to our registration rights agreement, we are required to register a sufficient number of shares issuable upon conversion of the convertible debentures and exercise of their warrants, which is currently 22,121,500 shares of common stock, however, the number of shares registered is not to exceed 30% of the issued and outstanding shares of our common stock (less any shares of common stock held by our affiliates) minus 10,000 shares of common stock. As of the filing deadline, we determined the number of shares of common stock issued and outstanding not held by affiliates to be 35,218,950. If required pursuant to our registration rights agreement and in accordance with SEC regulations, we will file additional registration statements in the future to register additional shares of common stock issuable upon conversion of the secured convertible debentures and/or exercise of the warrants. The actual number of shares of common stock offered in this prospectus, and included in the registration statement of which this prospectus is a part, includes such additional number of shares of common stock as may be issued or issuable upon conversion of the secured convertible debentures by reason of any stock split, stock dividend or similar transaction involving the common stock, in accordance with Rule 416 under the Securities Act of 1933. However, the selling stockholder has contractually agreed to restrict its ability to convert the secured convertible debentures and receive shares of our common stock such that the number of shares of common stock held by it in the aggregate and their affiliates after such conversion does not exceed 4.99% of the then issued and outstanding shares of common stock as determined in accordance with Section 13(d) of the Exchange Act. Accordingly, the number of shares of common stock set forth in the table for the selling stockholder exceeds the number of shares of common stock that the selling stockholder could own beneficially at any given time through its ownership of the secured convertible debentures and the warrants. In that regard, the beneficial ownership of the common stock by the selling stockholder set forth in the table is not determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.”

12.
Refer to prior comments 10 and 13. In light of your prior registration statements with YA Global Partners (formerly Cornell Capital), please explain why your response to the second and third bullet points of prior comment 10 is “0”. Additionally, provide the disclosure requested by the fourth bullet point of prior comment 10.

Response

Our prior response to the second and third bullet points of prior comment 10 was “0” because we believed that the disclosure requested related to prior registration statements relating to the private placement for which the current shares are being registered. We have revised our disclosure to provide the additional information requested.

Form 10-QSB for the quarter ended June 30, 2007

13.
You state that, “As of April 2, 2007, there were no other material weaknesses identified other than the weaknesses identified and described above, however, these identified weaknesses continued to exist as of the end of the period ended June 30. 2007.” Revise to state clearly and without qualification, if true, that there were material weaknesses as of the period ended June 30, 2007. Please make similar revisions to the disclosure found in the Form SB-2.

Response

We have revised our disclosure to state: “These identified weaknesses continued to exist as of the end of the period ended June 30, 2007.” Upon clearing comments relating to our changes to our internal controls and procedures as provided above, we will amend the section of our Form 10-QSB for the quarter ended June 30, 2007 to provide the revised disclosure.

14.	Please provide the disclosure required by Item 308(c) of Regulation S-B. Please also provide this disclosure in the Form 10-QSB for the quarter ended March 31, 2007.

Response

Upon clearing comments relating to our changes to our internal controls and procedures as provided above, we will amend the section of our Form 10-QSB for the quarters ended March 31, 2007 and June 30, 2007 to include the disclosure required by Item 308(c) of Regulation S-B.

We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment. Thank you in advance for your prompt review and assistance.

Very truly yours,

/s/ ROBERT P. MUNN
     Robert P. Munn
    President & CEO